February 3, 2025

Aristides Pittas
Chief Executive Officer
Euroholdings Ltd.
4, Messogiou & Evropis Street
Maroussi, 15124
Greece

        Re: Euroholdings Ltd.
            Amendment No. 1 to Registration Statement on Form 20-F Filed January 21, 2025
            File No. 001-42465
Dear Aristides Pittas:

        We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F
Item 6. Directors, Senior Management and Employees, page 80

1. Please update your employee disclosures for the fiscal year ended December 31, 2024.
        Refer to Item 6(d) of Form 20-F for guidance.
 February 3, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene
Barberena-Meissner at 202-
551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Anthony Tu-Sekine, Esq.